March 3, 2010

VIA FEDEX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Senomyx, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 12, 2009
Supplemental Responses Filed July 31, 2009, September 30, 2009,December 4, 2009 and December 18, 2009
File No. 000-50791

Dear Mr. Riedler:

We are writing in response to further comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 27, 2010 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) of Senomyx, Inc. (the “Company”) filed with the Commission on February 12, 2009.  The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 10-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 10-K and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

4767 Nexus Centre Drive  •  San Diego, California 92121  •  Tel: (858) 646-8300  •  Fax: (858) 404-0750

Staff Comments and Company Responses

Schedule 14A; Executive Compensation; Components of Executive Compensation Programs, page 21

Annual Performance-Based Bonus, page 21

We note your response to Comment 1 and reissue the Comment in part.  Please provide us with proposed disclosure for your 2010 proxy statement which quantifies the individual goals relating to:

•                  The specific dollar amount of the revenue goal for existing collaborations; and

•                  The specific dollar amount of the revenue goal for new collaborations and extensions or increased funding under existing collaborations.

The Company acknowledges the Staff’s comment.  As noted in our December 18, 2009 correspondence, the specific dollar amounts of the revenue goals for existing collaborations and for new collaborations and extensions or increased funding under existing collaborations are not disclosed in any of the Company’s public filings, historical or otherwise, as neither of these revenue goals are line items in the Company’s financial statements.  Nevertheless, in light of the fact that the Staff has not found persuasive our earlier justifications to protect the confidential nature of this information, we have included in the attached exhibit a revised version of the draft proxy disclosure that includes the requested detail. To facilitate your review, we are submitting a black-lined version that reflects the new information responsive to the Staff’s comment as compared to the draft disclosure provided in our response of December 4, 2009. We believe this additional disclosure responds in full to the Staff’s comment.

**********

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s responses as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to me at (858) 646-8306.

Sincerely,

Senomyx, Inc.

/s/ David B. Berger

David B. Berger
Vice President, General Counsel and Corporate Secretary

cc:                                 Rose Zukin, Securities and Exchange Commission
R. Kent Snyder, Chief Executive Officer and Chairman of the Board of Directors
Thomas A. Coll, Cooley Godward Kronish LLP
Charles J. Bair, Cooley Godward Kronish LLP

Exhibit A

Draft Disclosure

Annual Performance-Based Bonus

At its meeting in February 2009, based on peer group analysis performed by Remedy during the second half of 2008, the Compensation Committee established our performance-based 2009 Executive Bonus Plan, or 2009 Bonus Plan.  Under the 2009 Bonus Plan, our executives were provided with the opportunity to earn cash bonus payments conditioned upon the achievement of specified corporate and, in some instances, individual goals. Under the 2009 Bonus Plan, each individual is assigned a target and range of bonus opportunity, calculated as a percentage of that individual’s 2009 base salary, based on the person’s role and title in the company.  At a meeting in September 2009, in connection with the promotion of two of our executive officers, the Compensation Committee modified the 2009 Bonus Plan by adding an additional layer of threshold, target and maximum bonus opportunity for the newly created role of President and Chief Operating Officer.

In designing and subsequently revising the 2009 Bonus Plan, the Compensation Committee considered its compensation philosophy of targeting total cash compensation for executives at the 75th percentile of the Company’s peer group, except that where the peer group data was inadequate for a specific position, the Compensation Committee also considered external compensation survey data. With that in mind, in the design of the 2009 Bonus Plan it was the intent of the Compensation Committee that for each individual executive, a cash payout for achievement of the individual’s target bonus opportunity together with that individual’s base salary would, in the aggregate, approximate the 75th percentile of total cash compensation earned by persons performing similar roles within the Company’s peer group. However, the Compensation Committee also considered other factors in the design of the 2009 Bonus Plan, such as the individual’s tenure in their specific role, the internal equity impact of a specific bonus payout structure, and the Compensation Committee’s subjective assessment of the level and scope of responsibilities of the individual executive compared to persons with similar titles at companies within the peer group. Therefore, the 75th percentile was only a guidepost and the Compensation Committee exercised its independent judgment in determining the actual 2009 target compensation for each executive.

For the 2009 fiscal year, the range of bonus opportunity as a percentage of 2009 base salary for each of our named executive officers was as follows, except that in the case of Mr. Poyhonen his actual target and range of bonus amounts were pro-rated for the period prior to his promotion in September 2009 based on his actual base salary and target and range of bonus amounts during that portion of the year:(1)

(1) At this time the Company is not able to determine the individuals comprising its named executive officers as of fiscal 2009 year end.  Therefore, the Company has provided information in the tables for its principal executive officer and its president, each of whom the Company anticipates will be included in the named executive officers for fiscal 2009.  The 2010 Proxy Statement will include the information reflected in the tables for all named executive officers.

Named Executive Officer	Title	Threshold	Target	Maximum
Kent Snyder	Chief Executive Officer and Chairman of the Board	30%	60%	90%

John Poyhonen	President and Chief Operating Officer	22.5%	45%	67.5%

Under the terms of our 2009 Bonus Plan, the cash payout is calculated primarily based on our achievement of corporate goals during 2009. In addition, for executive officers other than the chief executive officer, a less significant component of the bonus determination is based on individual goal achievement.  The goal weighting for our named executive officers for 2009 was as follows:

Named Executive Officer	Title	Corporate Goal Weighting	Individual Goal Weighting
Kent Snyder	Chief Executive Officer and Chairman of the Board	100%	0%

John Poyhonen	President and Chief Operating Officer	80%	20%

Under the terms of the 2009 Bonus Plan, a minimum weighted average goal achievement of greater than or equal to 50% is required for an executive to earn any performance-based cash bonus.  The threshold bonus is earned if a weighted average goal achievement of 50% is obtained.  The target bonus is earned if the weighted average goal achievement of 75% is obtained.  The maximum bonus is earned if a weighted average goal achievement of 100% is obtained.  The specific bonus amount is based on a linear continuum from threshold to maximum. However, it is also important to note that the Committee also retained the discretion to modify the 2009 Bonus Plan at any time, including the methodology for calculating the specific bonus amounts.

Our corporate goals are collectively designed to be stretch goals intended to be very challenging but attainable (i.e., viewed by Senomyx as 100% goal achievement being attainable only rarely and substantially less than 50% of the time).  100% goal achievement would represent an extremely high level of success in each of our discovery and development programs coupled with achievement of each of our numerous financial and commercial goals.  Individual goals for 2009 were comprised of a combination of goals that are consistent with performing one’s job responsibilities~~,~~ and in some instances are essential for the achievement of specific corporate goals. Overall, individual goals were designed to be stretch goals intended to be challenging but attainable (i.e., viewed by Senomyx as 100% goal achievement being attainable less than 50% of the time).

Our corporate goals for 2009 were established by our board of directors and are weighted based on importance. Our 2009 corporate goals were a combination of discovery and development goals, which represented 55% of our corporate goals, commercialization goals, which represented 10% of our corporate goals, and financial goals, which represented the remaining 35% of our corporate goals.

The details of our 2009 corporate goals were as follows:

Discovery and Development Goals
Achieve FEMA GRAS Determination for S6973 by the end of Q4	15%
Identify a second generation sucrose enhancer for possible development by end of Q2	7.5%
Select a fructose enhancer for development by the end of Q4	10%
Identify a salt enhancer for development by end of Q4	15%
Select a bitter blocker for certain collaboration partners by end of Q2 or by end of Q4	5%
Identify a cool flavor compound for submission to Firmenich for evaluation by end of Q4	2.5%
Total	55%

Commercialization Goals
Achieve commercial launch by Nestle of established retail product(s)	5%
Achieve commercial launch by Ajinomoto of one or more retail and/or food ingredient product(s) or achieve commercial launch of S2383 as an ingredient supply in the U.S. by Firmenich	5%
Total	10%

Financial Goals
Generate $24 MM in recognized revenue from committed R&D funding, milestone payments, new collaboration revenue or royalty revenue	15%
Achieve 2009 net loss within guidance range provided to investment community by managing expenses to approved budget	5%
Maintain cash balance by year end representing at least 12 months of cash	15%
Total	35%

Similar to our 2009 corporate goals, our 2009 individual goals included discovery and development goals, commercialization goals and financial goals, as well as goals related to each executive’s respective area of responsibility.  The 2009 individual goals for each of the named executive officers are described as follows, with each of the individual goals receiving the indicated percentage weighting with respect to the total individual goal achievement (please note that as disclosed above, the chief executive officer’s performance-based cash bonus was based entirely on corporate goals):

Named Executive Officer	Individual Goals	Percentage Weighting
John Poyhonen

~~Revenue objectives~~ Generate $10.8 million of recognized revenue in 2009 associated with existing collaborations

Generate $8.1 million of recognized revenue in 2009 ~~Revenue objectives from~~ from new collaborations and/or extensions or increased funding under existing collaborations

Achieve 2009 net loss within guidance range provided to investment community by managing expenses to approved budget

Insure Sarbanes Oxley and other Commission regulatory compliance matters

Maintain cash balance by year end representing at least 12 months of cash

Effectively manage collaborations

15% 35% 5% 5% 30% 10%

In ~~[February~~ January 2010~~]~~, the Compensation Committee reviewed the achievement of both corporate and individual goals and approved the 2009 performance-based bonus payout for each executive officer based on a corporate goal achievement of ~~[XX]~~71% and individual goal achievement as follows:

Named Executive Officer	Individual Goal Achievement
John Poyhonen	~~[XX]~~86%

As described above, the amount of each payout was based upon each executive officer’s weighted average goal achievement, which was equal to the sum of (A) the product of the executive officer’s corporate goal weighting multiplied by the executive officer’s corporate goal achievement, plus (B) the product of the executive officer’s individual goal weighting multiplied by the executive officer’s individual goal achievement. A minimum weighted average goal achievement of greater than or equal to 50% is required for an executive to earn any performance-based cash bonus.  The threshold bonus is earned if a weighted average goal achievement of 50% is obtained.  The target bonus is earned if the weighted average goal achievement of 75% is obtained.  The maximum bonus is earned if a weighted average goal achievement of 100% is obtained.  The specific bonus amount is based on a linear continuum from threshold to maximum.

2009 performance-based cash bonuses were paid in ~~[~~February 2010~~]~~.  2009 performance-based cash bonus information for our named executive officers is detailed in the Summary Compensation Table.

[Fiscal 2010 information to be provided to the extent available at the time of filing of the 2010 Proxy Statement.](2)

(2) To the extent available at the time of filing, the 2010 Proxy Statement will also include disclosures relating to the 2010 Executive Bonus Plan that is consistent with the disclosure provided for the 2009 Bonus Plan, including corporate and individual goals.